UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                         Assisted Living Concepts, Inc.
                         ------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    04543L109
                                    ---------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04543L109                                            Page 2 of 8 pages
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                                       13G
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1.    Name of Reporting Person                      Tempe Wick Investments, L.P.
      S.S. or I.R.S. Identifica-
      tion No. of Above Person

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2.    Check the Appropriate Box                                  (a) [_]
      if a Member of a Group                                     (b) [X]

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3.    S.E.C. Use Only

--------------------------------------------------------------------------------

4.    Citizenship or Place of Organization                       Delaware

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Number of Shares         (5) Sole Voting Power                   1,200,000
Beneficially             (6) Shared Voting Power                 0
Owned by Each            (7) Sole Dispositive Power              1,200,000
Reporting Person         (8) Shared Dispositive Power            0

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9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,200,000

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10.   Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares                                                     [_]

--------------------------------------------------------------------------------

11.   Percent of Class Represented by Amount in Row 9            7.0%

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12.   Type of Reporting Person                                   PN

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

CUSIP No. 04543L109                                            Page 3 of 8 pages
          ---------

                                       13G
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1.    Name of Reporting Person                      JWA Investments Corp.
      S.S. or I.R.S. Identifica-
      tion No. of Above Person

--------------------------------------------------------------------------------

2.    Check the Appropriate Box                                  (a) [_]
      if a Member of a Group                                     (b) [X]

--------------------------------------------------------------------------------

3.    S.E.C. Use Only

--------------------------------------------------------------------------------

4.    Citizenship or Place of Organization                       Delaware

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Number of Shares         (5) Sole Voting Power                   1,550,000
Beneficially             (6) Shared Voting Power                 0
Owned by Each            (7) Sole Dispositive Power              1,550,000
Reporting Person         (8) Shared Dispositive Power            0

--------------------------------------------------------------------------------

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,550,000

--------------------------------------------------------------------------------

10.   Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares                                                     [_]

--------------------------------------------------------------------------------

11.   Percent of Class Represented by Amount in Row 9            9.1%

--------------------------------------------------------------------------------

12.   Type of Reporting Person                                   CO

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

CUSIP No. 04543L109                                            Page 4 of 8 pages
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                                       13G
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1.    Name of Reporting Person                      John W. Adams
      S.S. or I.R.S. Identifica-
      tion No. of Above Person

--------------------------------------------------------------------------------

2.    Check the Appropriate Box                                  (a) [_]
      if a Member of a Group                                     (b) [X]

--------------------------------------------------------------------------------

3.    S.E.C. Use Only

--------------------------------------------------------------------------------

4.    Citizenship or Place of Organization                       United States

--------------------------------------------------------------------------------

Number of Shares         (5) Sole Voting Power                   1,550,000
Beneficially             (6) Shared Voting Power                 0
Owned by Each            (7) Sole Dispositive Power              1,550,000
Reporting Person         (8) Shared Dispositive Power            0

--------------------------------------------------------------------------------

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,550,000

--------------------------------------------------------------------------------

10.   Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares                                                     [_]

--------------------------------------------------------------------------------

11.   Percent of Class Represented by Amount in Row 9            9.1%

--------------------------------------------------------------------------------

12.   Type of Reporting Person                                   IN

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

CUSIP No. 04543L109                                            Page 5 of 8 pages
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                                  SCHEDULE 13G

         This Schedule 13G is filed by the undersigned with respect to the shares of common stock, par value $.01 per share (the "Common Stock"), of Assisted Living Concepts, Inc., a Nevada corporation (the "Company").

Item 1.             (a)      Name of Issuer

                    Assisted Living Concepts, Inc.

                    (b)      Address of Issuer's Principal Executive Offices

                    11835 N.E. Glenn Widing Drive, Building E
                    Portland, OR 97220-9057

Item 2.             (a)      Names of Persons Filing

                    Tempe Wick Investments, L.P. ("Partnership")
                    JWA Investments Corp. ("General Partner")
                    John W. Adams ("Adams" and, together with Partnership and
                      General Partner, the "Reporting Persons")

                    (b)      Address of Principal Business Office

                    885 Third Avenue
                    34th Floor
                    New York, NY 10022

                    (c)      Citizenship

                    Partnership -- Delaware
                    General Partner -- Delaware
                    Adams -- United States

                    (d)      Title of Class of Securities

                    Common Stock, par value $.01 per share (the "Shares")

                    (e)      CUSIP Number

                    04543L109

Item 3.             This statement is not filed pursuant to either Rule 13d-1(b)
                    or 13d-2(b).
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CUSIP No. 04543L109                                            Page 6 of 8 pages
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Item 4.             The Partnership beneficially owns an aggregate of 1,200,000 shares of Common Stock which represents approximately 7.0% of the issued and outstanding shares of Common Stock. The Partnership, acting through its general partner, has the sole power to vote or direct the vote of 1,200,000 shares of Common Stock and the sole power to dispose or to direct the disposition of 1,200,000 shares of Common Stock.

                    The General Partner is the general partner of the Partnership and Jockey Hollow Investments L.P., a Delaware limited partnership ("Jockey Hollow"). Jockey Hollow beneficially owns 350,000 shares of Common Stock, which represents approximately 2.0% of the issued and outstanding shares of Common Stock. As the general partner of the Partnership and Jockey Hollow, General Partner beneficially owns an aggregate of 1,550,000 shares of Common Stock, which represents approximately 9.1% of the issued and outstanding shares of Common Stock. As the general partner of the Partnership and Jockey Hollow, General Partner has the sole power to vote or to direct the vote of 1,550,000 shares of Common Stock and the sole power to dispose or to direct the disposition of 1,550,000 shares of Common Stock.

                    Adams is the sole shareholder of General Partner and may be deemed to beneficially own an aggregate of 1,550,000 shares of Common Stock which represents approximately 9.1% of the issued and outstanding shares of Common Stock. Adams may be deemed to have the sole power to vote or direct the vote of 1,550,000 shares of Common Stock and the sole power to dispose or to direct the disposition of 1,500,000 shares of Common Stock.

Item 5.             Ownership of Five Percent or Less of a Class

                    Not applicable.

Item 6.             Ownership of More than Five Percent on Behalf of Another
                    Person

                    Not applicable.

Item 7. Identification and Classification of Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                    Not applicable.

CUSIP No. 04543L109                                            Page 7 of 8 pages
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Item 8.             Identification and Classification of Members of the Group

                    See Item 4.

Item 9.             Notice of Dissolution of Group

                    Not applicable.

Item 10.            Certification

                    Not applicable.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP No. 04543L109                                            Page 8 of 8 pages
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                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated as of May 2, 2000

                                 TEMPE WICK INVESTMENTS, L.P.

                                 By: JWA Investments Corp.,
                                     its general partner

                                 By: /s/ John W. Adams
                                     -----------------
                                     Name:  John W. Adams
                                     Title: President


                                 JWA INVESTMENTS CORP.

                                 By: /s/ John W. Adams
                                     -----------------
                                     Name:  John W. Adams
                                     Title: President



                         /s/ John W. Adams
                         -----------------
                         John W. Adams